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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



15048704

MAR 12 2015

Washington DC
400

SEC FILE NUMBER
8-36472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spectrum Asset Management, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Two High Ridge Park
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jean M. Orlando   (203)321-1136
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Jean M. Orlando___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Spectrum Asset Management, Inc___ , as
of ___December 31___ , 20 _14_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Jean M. Orlando
Title

CFO

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spectrum Asset Management, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2014 and 2013

Contents



**Building a better
working world**

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying statements of financial condition of Spectrum Asset Management, Inc. as of December 31, 2014 and 2013, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules IIA has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2015



EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Spectrum Asset Management Inc.'s Exemption Report, in which (1) Spectrum Asset Management Inc. identified (the Company) the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) and (2) the Company stated that the Company met the identified exemption provisions during the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015

Spectrum Asset Management, Inc.

Statements of Financial Condition

	December 31	
	2014	**2013**
Assets		
Cash and cash equivalents	**$ 5,939,704**	$ 5,808,110
Management fees and commissions receivable:		
Affiliated	**1,261,369**	1,343,083
Non-affiliated	**4,650,107**	3,229,588
Fixed assets, net	**229,204**	225,510
Deferred income taxes	**1,443,655**	240,456
Other assets	**32,697**	26,093
Total assets	**$ 13,556,736**	$ 10,872,840
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	**$ 263,963**	$ 177,709
Accrued compensation	**3,647,087**	4,087,342
Income taxes payable to affiliates	**2,953,427**	957,197
Due to affiliates	**567,768**	450,600
Total liabilities	**7,432,245**	5,672,848
Stockholder's equity:		
Common stock, no par value – 100,000 shares authorized, issued and outstanding	**663,500**	663,500
Additional paid-in capital	**850,000**	895,000
Retained earnings	**4,610,991**	3,641,492
Total stockholder's equity	**6,124,491**	5,199,992
Total liabilities and stockholder's equity	**$ 13,556,736**	$ 10,872,840

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Income

| | Year Ended December 31 | |
	2014	2013
Revenues		
Management fees	$ 39,281,240	$ 39,266,161
Commissions	831,374	772,867
Interest income	3,174	5,021
Net realized foreign currency translation losses	(430,979)	(257,390)
Total revenues	39,684,809	39,786,659
Expenses		
Compensation and related expense	18,545,785	19,266,501
Other operating expenses	3,676,101	3,302,644
Total expenses	22,221,886	22,569,145
Income before income tax expense	17,462,923	17,217,514
Income tax expense	6,214,053	6,122,748
Net income	$ 11,248,870	$ 11,094,766

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2013	$ 663,500	$ 1,030,000	$ 3,301,933	$ 4,995,433
Net income	–	–	11,094,766	11,094,766
Return of Capital	–	(135,000)	–	(135,000)
Dividend to parent	–	–	(10,755,207)	(10,755,207)
Balance at December 31, 2013	663,500	895,000	3,641,492	5,199,992
Net income	–	–	**11,248,870**	**11,248,870**
Return of Capital	–	**(45,000)**	–	**(45,000)**
Dividend to parent	–	–	**(10,279,371)**	**(10,279,371)**
Balance at December 31, 2014	**$ 663,500**	**$ 850,000**	**$ 4,610,991**	**$ 6,124,491**

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2014	2013
Operating activities		
Net income	**$ 11,248,870**	$ 11,094,766
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	**152,175**	124,374
Deferred income taxes	**(1,203,199)**	(33,971)
Changes in operating assets and liabilities:		
Management fees and commissions receivable	**(1,338,805)**	1,319,527
Other assets	**(6,604)**	(15,678)
Accounts payable	**86,254**	62,226
Accrued compensation	**(440,255)**	785,039
Due to affiliates	**117,168**	(6,368)
Income taxes payable to affiliates	**1,996,230**	(121,381)
Net cash provided by operating activities	**10,611,834**	13,208,534
Investing activities		
Purchases of fixed assets	**(155,869)**	(152,044)
Net cash used in investing activities	**(155,869)**	(152,044)
Financing activities		
Dividend paid to Principal Global Investors, LLC	**(10,279,371)**	(10,755,207)
Return of capital to Principal Global Investors, LLC	**(45,000)**	(135,000)
Net cash used in financing activities	**(10,324,371)**	(10,890,207)
Net increase (decrease) in cash and cash equivalents	**131,594**	2,166,283
Cash and cash equivalents at beginning of year	**5,808,110**	3,641,827
Cash and cash equivalents at end of year	**$ 5,939,704**	$ 5,808,110
Income taxes paid	**$ 5,421,022**	$ 6,278,100

See accompanying notes.

Spectrum Asset Management, Inc.

Notes to Financial Statements

December 31, 2014

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company) is a registered investment advisor, broker-dealer, and commodity-introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed-rate preferred stocks and cash. To minimize principal fluctuations, the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp.

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is a wholly owned subsidiary of Principal Life Insurance Company (Principal Life). Principal Life is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI). PFSI is a wholly owned subsidiary of Principal Financial Group (PFG).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company holds cash on deposit with JP Morgan Clearing Corp. (JPMCC) in order to continue to do business with JPMCC. The amounts held on deposit with JPMCC were $303,282 and $303,282 as of December 31, 2014 and 2013, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2014, 52% of the Company's revenues were derived from four unaffiliated customers. During 2013, 46% of the Company's revenues were derived from four unaffiliated customers. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued.

Income Taxes

The Company is taxed as a division of Principal Life at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

3. Fixed Assets

	December 31	
	2014	**2013**
Fixed assets consisted of the following:		
Furniture and equipment and leasehold improvements	$ **1,292,724**	$ 1,136,855
Less accumulated depreciation and amortization	**(1,063,520)**	(911,345)
	$ **229,204**	$ 225,510

4. Leases

As of December 31, 2014, future minimum rentals under capital and operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2015	310,132
2016	292,299
2017	259,830
2018	262,530
Thereafter	200,700
	$ 1,325,491

Rent expense for 2014 and 2013 totaled $269,640 and $283,420, respectively.

5. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by Principal Financial Group, Inc ("PFG"), the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company paid taxes of $5,421,022 and $6,278,100 during 2014 and 2013, respectively.

5. Income Taxes (continued)

Our income tax expense (benefit) was as follows:

	For the year ended December 31,	
	2014	**2013**
Current income taxes (benefits):		
U.S. federal	$ **7,034,766**	$ 5,844,639
State	**382,486**	312,080
Total current income taxes (benefits)	**7,417,252**	6,156,719
Deferred income taxes (benefits)		
U.S. federal	$ **(1,136,907)**	$ (32,099)
State	**(66,292)**	(1,872)
Total deferred income taxes (benefits)	**(1,203,199)**	(33,971)
Total income taxes	$ **6,214,053**	$ 6,122,748

The effective tax rate for 2014 and 2013 is higher than the U.S. statutory rate of 35% primarily due to state income taxes partially offset by amortization of goodwill recorded for income tax purposes.

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2014 and 2013 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2014 and 2013.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows:

	December 31,	
	2014	**2013**
Deferred income tax assets:		
Deferred compensation	**$ 1,144,742**	$ –
Employee benefits	**122,575**	118,358
Other deferred income tax assets	**176,338**	122,098
Total deferred income tax assets	**1,443,655**	240,456
Deferred income tax liabilities:		
Other deferred income tax liabilities	**–**	–
Total deferred income tax (liabilities)	**–**	–
Total net deferred income tax assets (liabilities)	**$ 1,443,655**	$ 240,456

In management's judgment, total deferred income tax assets are more likely than not to be realized.

The Internal Revenue Service ("IRS") completed its examinations of tax years 2004 through 2008. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008 in 2015.

5. Income Taxes (continued)

The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012 and for 2011 during the first quarter of 2013. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

6. Related-Party Transactions

The Company provides investment and advisory services to funds managed by affiliates with fees totaling $14,168,499 and $15,763,659 in 2014 and 2013, respectively.

The Company reimburses Principal Global for employees' services and certain other operating costs, which are provided or initially paid by Principal Global and totaled $20,541,098 and $20,027,171 in 2014 and 2013, respectively.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2014, the Company had defined net capital of $3,724,651, which was $3,438,008 in excess of its required minimum net capital of $286,643. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 1.15 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

Supplementary Information

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2014

1.Total ownership equity from statement of financial condition	$ 6,124,491
2.Deduct ownership equity not allowable for net capital	
3.Total ownership equity qualified for net capital	6,124,491
4.Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B. Other (deductions) or allowable credits	3,132,606
5.Total capital and allowable subordinated liabilities	$ 9,257,097
6.Deductions and/or charges:	
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 5,532,446
B. Secured demand note deficiency	
C. Commodity futures contracts and spot commodities – proprietary capital charges	
D. Other deductions and/or charges	
7.Other additions and/or allowable credits	
8.Net capital before haircuts on securities positions	3,724,651
9.Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	
B. Subordinated securities borrowings	
C. Trading and investment securities:	
1.Exempted securities	
2.Debt securities	
3.Options	
4.Other securities	
D. Undue concentration	
E. Other	
10. Net capital	$ 3,724,651

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA (continued)

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 286,643
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	45,000
13. Net capital requirement (greater of line 11 or 12)	286,643
14. Excess net capital (line 10 less 13)	3,438,008
15. Excess net capital at 1000% (line 10 less 10% of line 19)	3,294,687

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	4,299,639
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
19. Total aggregate indebtedness	$ 4,299,639
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	115.44%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0.00

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market

values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2014

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):
   A. (k)(1) – Limited business (mutual funds and/or variable annuities only)   _____
   B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained   _____
   C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully-disclosed basis. Name of clearing firm: JP Morgan Clearing Corp.   ___X___
   D. (k)(3) – Exempted by order of the Commission   _____

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2014

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Amended Form X-17A-5 Part IIA filing as of December 31, 2014, submitted on February 27, 2015.



EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Spectrum Asset Management, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Spectrum Asset Management, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Spectrum Asset Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period January 1, 2014 to December 31, 2014. Spectrum Asset Management, Inc.'s management is responsible for Spectrum Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check or bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7 for the fiscal period January 1, 2014 to December 31, 2014. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the revenue sub-ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period January 1, 2014 to December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015

S P E C T R U M

Spectrum Asset Management Inc.'s Exemption Report

Spectrum Asset Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 through December 31, 2014 without exception.

Spectrum Asset Management, Inc.

I, Jean Orlando, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

Date: 2/25/2015

Spectrum Asset Management, Inc.
2 High Ridge Park, Stamford, CT 06905 / (203) 322-0189 / FAX (203) 968-1455 / www.samipfd.com

A member of the Principal Financial Group


FINRA
Financial Industry Regulatory Authority

By Certified Mail: 7005 1160 0000 8538 7821

March 5, 2015

Ms. Jean Orlando
CFO
Spectrum Asset Management, Inc.
2 High Ridge Park
Stamford, CT 06905

RE: Spectrum Asset Management, Inc. - 2014 Annual Audit

Dear Ms. Orlando:

This letter is to inform you that your firm's December 31, 2014 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

Now Included Firm Exemption or Compliance Report signed by same individual that signed Oath/ Affirmation page.

We urge you to review this letter with your independent accountant as soon as possible.

We request that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and two copies with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **March 19, 2015**. Questions may be addressed to Julia Ulloa, Principal Regulatory Coordinator at 617-532-3462.

Very truly yours,

Julia Ulloa/PB

Julia Ulloa
Principal Regulatory Coordinator
JU/cb

Enclosure: Form X-17A-5 Part III Facing Page

Investor protection. Market integrity.

CONFIDENTIAL

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

t 617 532 3400
f 617 451 3524
www.finra.org